UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

AGTB Private BDC
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
001253103
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co., L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2000
COPIES TO:
Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001
(202) 636-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS AGTB BDC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS AGTB BDC Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS Joshua Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN, HC

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN, HC

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 ("Amendment No. 4") to the statement on Schedule 13D amends and supplements the initial statement on Schedule 13D filed on August 22, 2022, Amendment No. 1 (“Amendment No. 1”) to the statement filed on September 2, 2022, Amendment No. 2 (“Amendment No. 2”) to the statement filed on October 18, 2022, and Amendment No. 3 (“Amendment No. 3”) to the statement filed on October 26, 2022, (as amended, the "Schedule 13D") by the following Reporting Persons: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), (ii) AG GP LLC, a Delaware limited liability company ("AG GP"), (iii) AGTB BDC Holdings, L.P., a Cayman Islands exempted limited partnership ("BDC Holdings"), (iv) AGTB BDC Holdings GP LLC ("BDC Holdings GP"), (v) Joshua Baumgarten and (vi) Adam Schwartz, relating to the common shares of beneficial interest ("Common Shares") of AGTB Private BDC (the “Issuer”), a statutory trust formed under the laws of the State of Delaware. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. As set forth below, as a result of the transactions described herein, on January 1, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s securities. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:
On January 1, 2023, Issuer completed its merger (the “Merger”) with AG Twin Brook Capital Income Fund, a Delaware statutory trust (“TCAP”), with TCAP continuing as the surviving company. The Merger was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 30, 2022, by and between TCAP and Issuer. Prior to the Merger closing, Issuer was an affiliated, privately-offered business development company (“BDC”) managed by AGTB Fund Manager, LLC, an affiliate of Angelo Gordon. TCAP is a public, non-exchange traded BDC, with the same investment manager and investment objectives as Issuer.
At the effective time of the Merger, each Common Share (other than certain excluded shares) outstanding immediately prior to the effective time was converted into Class I common shares of beneficial interest, par value $0.001 per share, of TCAP on a one-for-one basis.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
(a) - (b) As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer nor have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No. 4 represents the final amendment to Schedule 13D and constitutes an “exit” filing for each Reporting Person.
(c) Except as otherwise reported herein none of the Reporting Persons has engaged in any transaction in any Common Shares in the past 60 days.
(d) Not Applicable.
(e) As of January 1, 2023, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s outstanding Common Shares.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 9, 2023

AGTB BDC HOLDINGS, L.P.

By:	AGTB BDC Holdings GP LLC, Its General Partner
By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AGTB BDC HOLDINGS GP LLC

By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSHUA BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact